UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DPCM CAPITAL, INC.

(Name of Issuer)

Units, Consisting of Class A Common Shares, par value $0.0001 per share, and one-third of one Warrant

(Title of Class of Securities)

23344P200

(CUSIP Number)

October 21, 2020

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 23344P200

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yorkville Ventures, LLC (84-4185494)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0
	6	Shared Voting Power: 2,500,100*
	7	Sole Dispositive Power: 0
	8	Shared Dispositive Power: 2,500,100*
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,100*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percentage of Class Represented by Amount in Row (9): 6.7%*
12	Type of Reporting Person (See Instructions): OO

* Calculations are based on the Company’s outstanding of 37,500,000 Units as of October 21, 2020 (as described in the Company’s Prospectus dated as of October 20, 2020). Each Unit consists of one share of Class A Common Stock and one-third of one Warrant.

CUSIP No. 23344P200

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Angelo
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0
	6	Shared Voting Power: 2,500,100*
	7	Sole Dispositive Power: 0
	8	Shared Dispositive Power: 2,500,100*
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,100*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percentage of Class Represented by Amount in Row (9): 6.7%*
12	Type of Reporting Person (See Instructions): IN

* Calculations are based on the Company’s outstanding of 37,500,000 Units as of October 21, 2020 (as described in the Company’s Prospectus dated as of October 20, 2020). Each Unit consists of one share of Class A Common Stock and one-third of one Warrant.

CUSIP No. 23344P200

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anthony Trotta
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0
	6	Shared Voting Power: 2,500,100*
	7	Sole Dispositive Power: 0
	8	Shared Dispositive Power: 2,500,100*
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,100*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percentage of Class Represented by Amount in Row (9): 6.7%*
12	Type of Reporting Person (See Instructions): IN

* Calculations are based on the Company’s outstanding of 37,500,000 Units as of October 21, 2020 (as described in the Company’s Prospectus dated as of October 20, 2020). Each Unit consists of one share of Class A Common Stock and one-third of one Warrant.

CUSIP No. 23344P200

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Delveccio
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 50,500
	6	Shared Voting Power: 2,500,100*
	7	Sole Dispositive Power: 50,500
	8	Shared Dispositive Power: 2,500,100*
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,600*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percentage of Class Represented by Amount in Row (9): 6.8%*
12	Type of Reporting Person (See Instructions): IN

* Calculations are based on the Company’s outstanding of 37,500,000 Units as of October 21, 2020 (as described in the Company’s Prospectus dated as of October 20, 2020). Each Unit consists of one share of Class A Common Stock and one-third of one Warrant.

CUSIP No. 23344P200

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Troy Rillo
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0
	6	Shared Voting Power: 2,500,100*
	7	Sole Dispositive Power: 0
	8	Shared Dispositive Power: 2,500,100*
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,100*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percentage of Class Represented by Amount in Row (9): 6.7%*
12	Type of Reporting Person (See Instructions): IN

* Calculations are based on the Company’s outstanding of 37,500,000 Units as of October 21, 2020 (as described in the Company’s Prospectus dated as of October 20, 2020). Each Unit consists of one share of Class A Common Stock and one-third of one Warrant.

Item 1.

(a)	Name of Issuer: DPCM Capital, Inc.
(b)	Address of Issuer’s Principal Executive Offices

382 NE 191st Street, #24148

Miami, Florida 33179

Item 2.	Identity and Background.

(a)	Name of Person Filing: Yorkville Ventures, LLC
(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:
1012 Springfield Ave.
Mountainside, NJ 07092
(c)	Citizenship: Delaware
(d)	Title of Class of Securities: Units, consisting of one Class A Common Share, par value $0.0001 per share, and one-third of one Warrant
(e)	CUSIP Number: 23344P200

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
(k)	☒	Group, in accordance with 240.13d(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,500,100 (for all reporting person other than Thomas Delveccio). Thomas Delveccio beneficially owned an additional 50,500 Units so that Thomas Delveccio is deemed to beneficially own an aggregate of 2,550,600 Units.

(b)	Percentage of Class: 6.7% (for all reporting persons other than Thomas Delveccio, who was deemed the beneficial owner of 6.8%)*

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0; (50,500 for Thomas Delveccio)

(ii)	Shared power to vote or to direct the vote: 2,500,100*

(iii)	Sole power to dispose or to direct the disposition: 0; (50,500 for Thomas Delveccio)

(iv)	Shared power to dispose or to direct the disposition: 2,500,100*

* Calculations are based on the Company’s outstanding of 37,500,000 Units as of October 21, 2020 (as described in the Company’s Prospectus dated as of October 20, 2020). Each Unit consists of one share of Class A Common Stock and one-third of one Warrant.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than five percent on Behalf of Another Person.

All reporting persons other than Thomas Delveccio directly or indirectly own an aggregate of 2,500,100*, or 6.7%, Units, consisting of one Class A Common Share and one-third of one Warrant as of the date of this filing. Thomas Delveccio directly or indirectly own an aggregate of 2,550,600*, or 6.8%, Units. Yorkville Ventures, LLC and the other reporting persons shared the power to vote and dispose any such Units.

Direct beneficial ownership of such Units by the reporting persons is as follows (and therefore excludes any Units indirectly held by such person or any securities):

•	Yorkville Ventures, LLC – 2,500,100

•	Matthew Beckman – 0

•	Anthony Trotta – 0

•	Thomas Delveccio – 50,500

•	Troy Rillo – 0

In addition to the direct beneficial ownership set forth above, each reporting person is also deemed to be the indirect beneficial owner of the number of Units beneficially owned by Yorkville Ventures, LLC though their roles as Managers and Members of Yorkville Ventures, LLC. Solely for purposes of this filing, all of the reporting persons are deemed to be affiliated parties and therefore any Units beneficially owned by Yorkville Ventures, LLC are deemed to be held by all other reporting persons. No reporting person has any direct or indirect beneficially ownership of the Units directly held by Thomas Delveccio.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

See Item 6. Each of the undersigned disclaims beneficial ownership of the securities referred to in the Schedule 13G to which this exhibit is attached except to the extent of the undersigned’s pecuniary interest in such securities, and the filing of this Schedule 13G shall not be construed as an admission that any of the undersigned is, for the purpose of Section 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by Schedule 13G.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by each other Reporting Person, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

Yorkville Ventures, LLC

By:	/s/ Mark Angelo	Date:	11/2/2020
Mark Angelo
Manager

	/s/ Mark Angelo	Date:	11/2/2020
Mark Angelo

	/s/ Anthony Trotta	Date:	11/2/2020
Anthony Trotta

	/s/ Thomas Delveccio	Date:	11/2/2020
Thomas Delveccio

	/s/ Troy Rillo	Date:	11/2/2020
Troy Rillo